Dreyfus Growth and Income Fund, Inc.

SEMIANNUAL REPORT April 30, 2008




BNY MELLON
ASSET MANAGEMENT

Dreyfus

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

2   A Letter from the CEO

3   Discussion of Fund Performance

6   Understanding Your Fund's Expenses

6   Comparing Your Fund's Expenses
        With Those of Other Funds

7   Statement of Investments

11 Statement of Assets and Liabilities

12 Statement of Operations

13 Statement of Changes in Net Assets

14 Financial Highlights

15 Notes to Financial Statements

22 Information About the Review and Approval
        of the Fund's Management Agreement

FOR MORE INFORMATION

Back Cover



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Growth and Income Fund, Inc., covering the six-month period from November 1, 2007, through April 30, 2008.

Although the U.S. economy has teetered on the brink of recession and the financial markets encountered heightened volatility due to an ongoing credit crisis during the reporting period, we recently have seen signs of potential improvement. The Federal Reserve Board's aggressive easing of monetary policy and innovative measures to inject liquidity into the banking system appear to have reassured many investors. At Dreyfus, we believe that the current economic downturn is likely to be relatively brief by historical standards, but the ensuing recovery may be gradual and prolonged as financial deleveraging and housing price deflation continue to weigh on economic activity.

The implications of our economic outlook for the U.S. stock market generally are positive. Selling pressure among overleveraged investors has created attractive values in a number of areas, including among many of the market's largest and well-established companies. Your financial advisor can help you assess current risks and take advantage of these longer-term opportunities within the context of your overall investment portfolio.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
May 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of November 1, 2007, through April 30, 2008, as provided by John Jares, Portfolio Manager

Fund and Market Performance Overview

For the six-month period ended April 30, 2008, Dreyfus Growth and Income Fund produced a total return of –11.29%.[1] This compares with the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index, which produced a total return of –9.63% for the same period.[2] The Russell 1000 Growth Index, which more closely reflects the fund's current composition, returned –9.28% for the period.[3]

The collapse of the sub-prime mortgage market and slower U.S. economic growth contributed to stock market declines during the reporting period. The fund underperformed its benchmark, primarily due to disappointing results from our sector allocation strategy.

The Fund's Investment Approach

The fund seeks long-term capital growth, current income and growth of income consistent with reasonable investment risk by investing primarily in domestic and foreign stocks. When choosing stocks, we use a "growth" style of investing, searching for companies whose fundamental strengths suggest the potential to provide superior earnings growth over time. We use a consistent, "bottom-up" approach that emphasizes individual stock selection, and we conduct qualitative and quantitative in-house research to determine whether a stock meets our investment criteria. Income is primarily generated from dividend-paying stocks.

Broad Economic Concerns Fueled Market Volatility

A credit crisis emanating from the collapse of the sub-prime mortgage industry was the primary driver of negative stock market performance, as massive losses were widespread across the financials sector, damaging market liquidity and reducing business activity throughout the U.S. economy. Dampened consumer spending, mounting job losses and fears of a U.S. recession exacerbated already skeptical investor sentiment. Despite aggressive measures by the Federal Reserve Board in reducing short-term interest rates and injecting liquidity into the banking system, banks remained reluctant to extend credit at the end of the reporting period.

In this difficult environment, relatively weak stock selections in the information technology, energy and industrials sectors weighed on the fund's performance, as did our active sector allocations in these areas. Information technology companies generally reported sluggish sales due to economic concerns, and the fund's relatively heavy exposure to these firms magnified the effect of their declines. Microsoft's stock felt pressure due to its unsolicited bid for search-engine giant Yahoo!, while Cisco Systems' share value dropped due to slowing domestic sales trends and signs of a possible downturn in its international sales. Reduced search volumes weighed heavily on search-engine leader Google, and lower-than-anticipated sales of Apple's iPod digital music players triggered a contraction in its share price. Semiconductor company Broadcom also lost value as it became clear that revenues from its venture into the wireless mobile-phone handset market had not yet counterbalanced higher research-and-development costs.

Despite a solidly positive contribution to performance from natural gas company Ultra Petroleum, our underweight to the energy area, paired with disappointing investments in weaker-performing diversified oil companies and oil refiners, caused the fund's energy investments to lag the benchmark's energy component. An underweighted allocation to the industrials sector also constrained performance, as did the fund's selections of industrials stocks. Most notably, General Electric faltered when the conglomerate sold a number of its financial units and sales trends slowed in its medical imaging business.

Other poor performers included Whole Foods Market, where the benefits of eliminating cost redundancies and streamlining in-store processes were slow to materialize after a recent acquisition. Merck & Co. was another key detractor, as disappointing data regarding two of the firm's drugs resulted in a decline in the pharmaceutical stock's value.

Despite overall weak performance by many financial services firms, a significantly underweighted allocation and an emphasis on companies with minimal mortgage exposure enabled the fund to outperform in the financials sector. Performance was also bolstered in the consumer discretionary sector by mass merchandiser Wal-Mart Stores, which experienced improved sales trends as cash-strapped consumers sought cheaper goods. Apparel retailer Gap, which benefited from improved business efficiencies, also supported the fund's relative performance, as did high-end merchant Coach, which posted higher earnings than most analysts expected. Favorable buy and sell strategies in the telecommunications services sector also boosted the fund's relative return, as we avoided weakness in Verizon Communications and AT&T.

Other solid-performing holdings included fertilizer producer Potash Corp. of Saskatchewan, which gained value due to increased demand and positive pricing power, and health care firm Gilead Sciences, which expanded its market share.

Monitoring Sector Allocations

We ended the reporting period cautiously optimistic, as we believe that financial firms have now revealed most of their sub-prime related losses, and equity markets generally have discounted the consequences of the credit crisis. Therefore, we may look to increase the fund's exposure to the financials and consumer discretionary sectors, as battered stocks within these areas may offer attractive values. In addition, we currently intend to maintain a neutral allocation to the energy sector while reducing the fund's exposure to oil-refinery stocks, and we may increase the fund's allocation to industrial stocks.

May 15, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. – Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

[3] *SOURCE: LIPPER INC. – Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Russell 1000 Growth Index is an unmanaged index which measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Growth and Income Fund, Inc. from November 1, 2007 to April 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended April 30, 2008

Expenses paid per $1,000†	$ 4.60
Ending value (after expenses)	$887.10

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended April 30, 2008

Expenses paid per $1,000†	$ 4.92
Ending value (after expenses)	$1,019.99

† Expenses are equal to the fund's annualized expense ratio of .98%, multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

April 30, 2008 (Unaudited)

Common Stocks−97.0%	Shares	Value ($)
Consumer Discretionary−12.5%		
Amazon.com	60,909 [a]	4,789,275
Coach	219,039 [a]	7,791,217
DeVry	152,872 [b]	8,713,704
Discovery Holding, Cl. A	161,030 [a]	3,729,455
Expedia	232,012 [a,b]	5,860,623
Family Dollar Stores	350,338	7,497,233
Gap	782,699	14,573,855
Home Depot	224,730	6,472,224
International Game Technology	145,815	5,065,613
Limited Brands	287,226	5,319,426
Omnicom Group	153,141	7,310,951
Starbucks	260,129 [a]	4,221,894
Walt Disney	167,302 [b]	5,425,604
		86,771,074
Consumer Staples−11.6%		
Avon Products	244,922	9,556,856
Colgate-Palmolive	32,266	2,281,206
Dean Foods	395,933 [b]	9,201,483
Estee Lauder, Cl. A	133,294 [b]	6,079,539
Kraft Foods, Cl. A	300,509	9,505,100
Philip Morris International	169,422 [a]	8,645,605
Procter & Gamble	95,314	6,390,804
Wal-Mart Stores	300,708	17,435,050
Whole Foods Market	345,664 [b]	11,282,473
		80,378,116
Energy−8.4%		
Chevron	89,140	8,570,811
Exxon Mobil	234,539	21,828,545
Halliburton	247,954 [b]	11,383,568
Nabors Industries	145,282 [a,b]	5,453,886
Ultra Petroleum	130,351 [a]	10,828,258
		58,065,068
Exchange Traded Funds−1.4%		
iShares Russell 1000 Growth Index Fund	52,255 [b]	3,002,572
Standard & Poor's Depository Receipts (Tr. Ser. 1)	50,007 [b]	6,913,968
		9,916,540

Common Stocks (continued)	Shares	Value ($)
Financial–7.2%		
Assurant	134,121	8,717,865
Charles Schwab	630,228	13,612,925
Goldman Sachs Group	17,505	3,349,932
Janus Capital Group	243,823 [b]	6,841,673
JPMorgan Chase & Co.	118,385	5,641,045
Unum Group	515,293 [b]	11,959,951
		50,123,391
Health Care–12.0%		
Allergan	133,235	7,510,457
Gilead Sciences	211,956 [a]	10,970,843
Hologic	119,221 [a]	3,480,061
Johnson & Johnson	89,705	6,018,308
Laboratory Corp. of America Holdings	68,343 [a]	5,168,098
Medtronic	77,946	3,794,411
Merck & Co.	166,254	6,324,302
Pharmaceutical Product Development	346,761	14,362,841
Thermo Fisher Scientific	303,444 [a]	17,560,304
Wyeth	176,246	7,837,660
		83,027,285
Industrial–7.1%		
Boeing	65,534	5,561,215
Deere & Co.	62,331	5,240,167
Dover	158,067	7,819,574
FedEx	52,409	5,024,451
General Electric	245,272	8,020,394
Union Pacific	39,488	5,733,263
Waste Management	336,122	12,134,004
		49,533,068
Information Technology–22.7%		
Accenture, Cl. A	155,204	5,827,910
Adobe Systems	162,034 [a]	6,042,248
Agilent Technologies	429,353 [a]	12,970,754
Akamai Technologies	208,164 [a,b]	7,446,026
Apple	92,786 [a]	16,140,125
Autodesk	68,530 [a]	2,604,140
CA	147,971 [b]	3,276,078
eBay	119,090 [a]	3,726,326

Common Stocks (continued)	Shares	Value ($)
Information Technology (continued)		
Electronic Arts	333,289 a,b	17,154,385
EMC	547,679 a	8,434,257
Google, Cl. A	26,993 a	15,501,810
MEMC Electronic Materials	133,685 a	8,418,145
Microsoft	1,152,975	32,882,847
NVIDIA	230,597 a	4,738,768
Oracle	358,906 a	7,483,190
Visa, Cl. A	18,950	1,581,377
Yahoo!	121,938 a	3,342,321
		157,570,707
Materials—3.0%		
Allegheny Technologies	99,119	6,822,361
Freeport-McMoRan Copper & Gold	68,119	7,748,536
Monsanto	29,320	3,343,066
Potash of Saskatchewan	15,180	2,792,361
		20,706,324
Semiconductors—6.9%		
Altera	356,531	7,586,980
Cisco Systems	534,253 a	13,698,247
Corning	269,454	7,197,116
Intel	475,122	10,576,216
KLA-Tencor	104,281 b	4,554,994
Marvell Technology Group	327,731 a	4,244,116
		47,857,669
Telecommunication Services—4.2%		
Juniper Networks	200,290 a,b	5,532,010
QUALCOMM	282,987	12,222,209
Verizon Communications	291,948	11,234,159
		28,988,378
Total Common Stocks		
(cost $612,466,366)		**672,937,620**

Other Investment—3.0%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $20,937,000)	20,937,000 c	**20,937,000**

Investment of Cash Collateral for Securities Loaned—9.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $63,314,929)	63,314,929 c	**63,314,929**
Total Investments (cost $696,718,295)	**109.1%**	**757,189,549**
Liabilities, Less Cash and Receivables	**(9.1%)**	**(63,144,452)**
Net Assets	**100.0%**	**694,045,097**

a   *Non-income producing security.*
b   *All or a portion of these securities are on loan. At April 30, 2008, the total market value of the fund's securities on loan is $58,215,727 and the total market value of the collateral held by the fund is $63,314,929.*
c   *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Information Technology	22.7	Industrial	7.1
Consumer Discretionary	12.5	Semiconductors	6.9
Money Market Investments	12.1	Telecommunication Services	4.2
Health Care	12.0	Materials	3.0
Consumer Staples	11.6	Exchange Traded Funds	1.4
Energy	8.4		
Financial	7.2		**109.1**

†   *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $58,215,727)–Note 1(b):		
Unaffiliated issuers	612,466,366	672,937,620
Affiliated issuers	84,251,929	84,251,929
Receivable for investment securities sold		5,202,535
Dividends and interest receivable		394,137
Receivable for shares of Common Stock subscribed		213
Prepaid expenses		39,543
		762,825,977
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		519,663
Cash overdraft due to Custodian		2,657,019
Liability for securities on loan–Note 1(b)		63,314,929
Payable for investment securities purchased		1,863,612
Payable for shares of Common Stock redeemed		341,359
Accrued expenses		84,298
		68,780,880
Net Assets ($)		**694,045,097**
Composition of Net Assets ($):		
Paid-in capital		651,814,970
Accumulated undistributed investment income–net		250,030
Accumulated net realized gain (loss) on investments		(18,491,157)
Accumulated net unrealized appreciation (depreciation) on investments		60,471,254
Net Assets ($)		**694,045,097**
Shares Outstanding		
(300 million shares of $.001 par value Common Stock authorized)		47,005,283
Net Asset Value, offering and redemption price per share ($)		**14.77**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended April 30, 2008 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $7,909 foreign taxes withheld at source):	
Unaffiliated issuers	4,481,833
Affiliated issuers	249,556
Income from securities lending	172,043
Total Income	**4,903,432**
Expenses:	
Management fee–Note 3(a)	2,665,730
Shareholder servicing costs–Note 3(b)	706,939
Custodian fees–Note 3(b)	46,142
Professional fees	26,012
Directors' fees and expenses–Note 3(c)	22,840
Prospectus and shareholders' reports	17,755
Registration fees	13,640
Interest expense–Note 2	67
Miscellaneous	16,727
Total Expenses	**3,515,852**
Less–reduction in fees due to earnings credits–Note 1(b)	(25,108)
Net expenses	**3,490,744**
Investment Income–Net	**1,412,688**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(17,383,448)
Net unrealized appreciation (depreciation) on investments	(76,193,184)
Net Realized and Unrealized Gain (Loss) on Investments	**(93,576,632)**
Net (Decrease) in Net Assets Resulting from Operations	**(92,163,944)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007
Operations ($):		
Investment income—net	1,412,688	4,657,256
Net realized gain (loss) on investments	(17,383,448)	53,546,572
Net unrealized appreciation (depreciation) on investments	(76,193,184)	65,461,198
Net Increase (Decrease) in Net Assets **Resulting from Operations**	**(92,163,944)**	**123,665,026**
Dividends to Shareholders from ($):		
Investment income—net	(1,162,658)	(4,697,404)
Net realized gain on investments	(53,558,667)	(88,329,495)
Total Dividends	**(54,721,325)**	**(93,026,899)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	6,448,677	18,984,846
Dividends reinvested	52,393,184	88,997,128
Cost of shares redeemed	(37,175,446)	(93,088,327)
Increase (Decrease) in Net Assets **from Capital Stock Transactions**	**21,666,415**	**14,893,647**
Total Increase (Decrease) in Net Assets	**(125,218,854)**	**45,531,774**
Net Assets ($):		
Beginning of Period	819,263,951	773,732,177
End of Period	**694,045,097**	**819,263,951**
Undistributed investment income—net	250,030	–
Capital Share Transactions (Shares):		
Shares sold	429,598	1,148,151
Shares issued for dividends reinvested	3,282,845	5,589,509
Shares redeemed	(2,449,853)	(5,592,253)
Net Increase (Decrease) in Shares Outstanding	**1,262,590**	**1,145,407**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	17.91	17.35	15.17	14.41	13.64	11.78
Investment Operations:						
Investment income–net[a]	.03	.10	.12	.22	.09	.07
Net realized and unrealized gain (loss) on investments	(1.96)	2.57	2.21	.73	.78	1.86
Total from Investment Operations	(1.93)	2.67	2.33	.95	.87	1.93
Distributions:						
Dividends from investment income–net	(.03)	(.10)	(.15)	(.19)	(.10)	(.07)
Dividends from net realized gain on investments	(1.18)	(2.01)	–	–	–	–
Total Distributions	(1.21)	(2.11)	(.15)	(.19)	(.10)	(.07)
Net asset value, end of period	14.77	17.91	17.35	15.17	14.41	13.64
Total Return (%)	(11.29)[b]	16.97	15.44	6.63	6.36	16.48
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.99[c]	.96	1.01	.99	1.03	1.06
Ratio of net expenses to average net assets	.98[c]	.96	1.01	.99[d]	1.03[d]	1.06
Ratio of net investment income to average net assets	.40[c]	.59	.72	1.45	.66	.56
Portfolio Turnover Rate	54.77[b]	74.43	123.60	72.21	48.04	42.66
Net Assets, end of period ($ x 1,000)	694,045	819,264	773,732	781,485	832,502	862,633

[a] Based on average shares outstanding at each month end.
[b] Not annualized.
[c] Annualized.
[d] Expense waivers and/or reimbursements amounted to less than .01%.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Growth and Income Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with long-term capital growth, current income and growth of income consistent with reasonable investment risk. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as investment adviser. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), a subsidiary of BNY Mellon and a Dreyfus affiliate, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S. Government and Agency securities or Letters of Credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended April 30, 2008, Mellon Bank earned $73,733 from lending fund portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid on a quarterly basis. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended April 30, 2008.

Each of the tax years in the three-year period ended October 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2007, was as follows: ordinary income $4,697,404 and long-term capital gains $88,329,495. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $10 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under both lines of credit during the period ended April 30, 2008 was approximately $2,700 with a related weighted average annualized interest rate of 4.95%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended April 30, 2008, the fund was charged $369,109 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2008, the fund was charged $205,834 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended April 30, 2008, the fund was charged $25,108 pursuant to the cash management agreement.

The fund compensates Mellon Bank, under a custody agreement for providing custodial services for the fund. During the period ended April 30, 2008, the fund was charged $46,142 pursuant to the custody agreement.

During the period ended April 30, 2008, the fund was charged $2,820 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $421,063, custody fees $28,264, chief compliance officer fees $1,880 and transfer agency per account fees $68,456.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2008, amounted to $389,107,276 and $413,405,289, respectively.

At April 30, 2008, accumulated net unrealized appreciation on investments was $60,471,254, consisting of $80,979,918 gross unrealized appreciation and $20,508,664 gross unrealized depreciation.

At April 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Directors held on March 4 and 5, 2008, the Board unanimously approved the continuation of the fund's Management Agreement with the Manager for a one-year term ending March 30, 2009. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager. In approving the continuance of the Management Agreement, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the various distribution channels for the fund as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. The Manager also provided the number of accounts investing in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and the Manager's oversight of day-to-day fund operations, including fund accounting, administration, and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance, management fee and expense ratio based on comparative data

supplied by Lipper, Inc., an independent provider of mutual fund data, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The fund's performance was compared to that of a Performance Universe, consisting of all funds with the same Lipper classification/objective, and a Performance Group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the fund's contractual and actual management fee and operating expenses were compared to those of an Expense Universe, consisting of funds with the same or similar Lipper classification/objective, and an Expense Group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other fund expenses, such as transfer agent fees, custody fees, 12b-1 or non-12b-1 service fees (if any), and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

In its review of performance, the Board noted that the fund's average annual total return ranked in the third quartile of its Performance Group and Performance Universe, for the one-, three- and five- year periods ended January 31, 2008. The Board also reviewed a comparison of the fund's total return performance to that of the fund's benchmark, the S&P 500 Index, for the past ten calendar years. The Board noted that the fund exceeded the benchmark's return for 2007.

In its review of the fund's management fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, noting, among other things, the fund's actual management fee and total expense ratio were below the medians of the Expense Group.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds and/or separate accounts managed by the Manager with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"), and explained the nature of the Similar Accounts and the differences, from the

Manager's perspective, as applicable, in providing services to the Similar Accounts as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted the soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.

- The Board generally was satisfied with the fund's recent performance.

- The Board concluded that the fee paid by the fund to the Manager was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the fund's Management Agreement was in the best interests of the fund and its shareholders.

For More Information

**Dreyfus
Growth and Income Fund, Inc.**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DGRIX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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